Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 9, 2012

AYT

iPath® GEMS Asia 8 ETN

Note Description

The iPath® GEMS Asia 8 ETN is designed to provide investors with exposure to the Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™.

Index Description

The Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™ (the "Index") is designed to provide exposure to the total return on local currencies in specified emerging Asian markets through short-term, liquid and diversified instruments. The Index constituent currencies are the Indonesian rupiah, the Indian rupee, the Philippine peso, the South Korean won, the Thai baht, the Malaysian ringgit, the Taiwanese dollar and the Chinese yuan.

Note Details

Ticker	AYT
Intraday Indicative Value Ticker	AYT.IV
CUSIP	06738G878
Primary exchange	NYSE Arca
Yearly fee[1]	0.89%
Inception date	4/2/2008
Maturity date	4/8/2038
Issuer	Barclays Bank PLC

Cumulative Index Return[2]



15%
8%
0%
-8%
-15%
-23%
Mar 08
Sep 08
Mar 09
Sep 09
Mar 10
Sep 10
Mar 11
Sep 11
Mar 12
Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™

Source: Barclays (based on daily returns 4/08-3/12 since Note inception date).

[2] Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Index Details

Index name	Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™
Composition	Currencies
Number of components	8
Weighted average implied yield*	2.19%
Bloomberg Index ticker	BXIIGMA8
Inception date	4/2/2008
Base value and date	100 as of 4/2/2008
Index sponsor	Barclays

* Based on the spot and forward fixings of the Index from the roll date on 3/20/12. Calculated as the weighted average of the one month implied local deposit rates of the index constituent currencies derived from official Index data as of such date.

Index Composition



CHINA 13.16%
PHILIPPINES 12.89%
MALAYSIA 12.77%
THAILAND 12.75%
TAIWAN 12.43%
INDONESIA 12.25%
SOUTH KOREA 12.14%
INDIA 11.62%

Source: Barclays, as of 3/20/2012. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times the index factor on that day (or, if such day is not an index business day, one) divided by 365. The index factor on any day will equal the closing level of the Index on such day divided by the closing level of the Index on the immediately preceding index business day.

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AYT

Annualized Performance, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™	2.60	2.07	-0.72	5.61	n/a	6.09	1.00
S&P 500 Index	12.59	25.89	8.54	23.42	2.01	16.23	0.70
MSCI EAFE Index	10.86	14.56	-5.77	17.13	-3.51	20.89	0.79
MSCI Emerging Markets Index℠	14.08	19.13	-8.80	25.07	4.67	25.12	0.89
Barclays U.S. Aggregate Bond Index	0.30	1.43	7.71	6.83	6.25	2.70	0.04
Dow Jones-UBS Commodity Index Total Return℠	0.89	1.23	-16.28	9.05	-2.78	17.97	0.74

Source: BlackRock, Barclays, S&P, MSCI, Dow Jones-UBS, as of 03/31/12.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 3/09-3/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns 3/09 - 3/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Exchange Rate Risk: Because the performance of the underlying index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the underlying index.

Emerging Market Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. The ETNs may be subject to more volatility than investments outside of emerging markets.

IP-AYT-0312

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AYT

Top Index Holdings

Component	Country	Weight %	Implied Yield
Chinese Yuan Renminbi	China	13.16	-0.35%
Phillipine Peso	Philippines	12.89	1.08%
Malaysian Ringgit	Malaysia	12.77	2.20%
Thai Baht	Thailand	12.75	2.01%
Taiwanese Dollar	Taiwan	12.43	-0.14%
Indonesian Rupiah	Indonesia	12.25	1.43%
South Korean Won	South Korea	12.14	2.18%
Indian Rupees	India	11.62	9.68%

Source: Barclays, as of 3/20/2012. Index composition is subject to change.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™" is a trademark of Barclays Bank PLC.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0556-0512

iP-AYT-I0312

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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